

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Gregory Freedman
Co-Chief Executive Officer and Chief Financial Officer
BH3 Acquisition Corp.
819 NE 2nd Avenue, Suite 500
Fort Lauderdale, FL 33304

> **Re: BH3 Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 28, 2021**
> **CIK No. 0001851612**

Dear Mr. Freedman:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed April 28, 2021

Capitalization, page 90

1.   We note that you present the public and private warrants as equity in your capitalization table. Also, we note your disclosure that the equity classification of the warrants represents a preliminary analysis and there is the potential for liability classification upon final accounting analysis. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Gregory Freedman
BH3 Acquisition Corp.
May 25, 2021
Page 2

       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate & Construction

cc: Brian J. Gavsie